Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the other, except to the extent that the undersigned knows or has reason to believe that such information is inaccurate.

Dated: August 28, 2026

/s/ Bryan Ezralow
Bryan Ezralow

Bryan Ezralow 1994 Trust u/t/d December 22, 1994

By:	/s/ Bryan Ezralow
Bryan Ezralow, Trustee